UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2003

Commission File Number:  0-30628


                                  ALVARION LTD.
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

                   21A Habarzel Street, Tel Aviv 69710, Israel
--------------------------------------------------------------------------------
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F |X| Form 40-F |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____


Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes |_| No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

The following are included in this report on Form 6-K:

                                                                    Sequential
      Exhibit                Description                            Page Number
      -------                -----------                            -----------

      1.             Press release, dated May 19, 2003                  3
      2.             Press release, dated May 27, 2003                  6
      3.             Press release, dated June 2, 2003                  8
      4.             Press release, dated June 9, 2003                  11
      5.             Press release, dated June 11, 2003                 13
      6.             Press release, dated June 23, 2003                 17
      7.             Press release, dated July 9, 2003                  20
      8.             Press release, dated July 10, 2003                 23
      9.             Press release, dated July 17, 2003                 25
      10.            Press release, dated July 23, 2003                 28
      11.            Press release, dated July 30, 2003                 31

                                                                      EXHIBIT 1
                     CONTACTS
                     --------
                     ALVARION
                     Dafna Gruber, CFO
                     +972 3 645 6252
                     dafna.gruber@alvarion.com
                                  or
                     KCSA
                     Joseph A. Mansi
                     +1 212 896 1205
                     jmansi@kcsa.com

                                                           FOR IMMEDIATE RELEASE


TELMEX, MEXICO'S MAIN TELECOMMUNICATIONS SERVICE PROVIDER, HAS PLACED ADDITIONAL
--------------------------------------------------------------------------------
           ORDERS FOR ALVARION'S WIRELESS SYSTEMS IN THE 3.5 GHZ BAND
           ----------------------------------------------------------

                                     ------

                   Alvarion will deliver several thousand MGW
        Voice and eMGW Wireless-DSL lines to rural and suburban regions

                                     ------

           TEL - AVIV, ISRAEL, MAY 19, 2003 - ALVARION LTD. (NASDAQ: ALVR), a leading provider of Broadband Wireless solutions, announced today that Telmex, the main telecommunications service provider in Mexico, has placed a new order for Alvarion (InnoWave) wireless systems operating in the 3.5GHz band.

Under the framework of this new order, Alvarion will expand Telmex's wireless local loop network with both MGW copper-like lines for voice, fax, and dial-up Internet access services, and eMGW wireless DSL lines for voice and broadband Internet access.

Commenting on the news a high executive of Telmex, said, "Serving customers with consistently high-quality voice, fax, and voice band data, our extensive MGW network has helped us fulfill our commitment to extend basic service coverage to rural and suburban areas. Now, with demand for Internet access growing, we are taking advantage of the eMGW Wireless DSL technology to bring affordable broadband services to areas where the existing infrastructure cannot support wireline DSL. We believe this is an important step that will contribute to Mexico's economic and cultural development while securing our own revenue base."

Tzvika Friedman, President and COO of Alvarion, added, "We are pleased that Telmex has received such excellent value from our broadband products, and look forward to continued close cooperation. The confidence of customers like Telmex expressed in InnoWave's product lines was an important factor in our decision to acquire the company, and will strengthen our position as the Number One leader and consolidator of the Broadband Wireless market."


                                      # # #

           ABOUT TELMEX
           ------------

           TELMEX is the leading telecommunications company in Mexico with more than 14.4 million telephone lines in service and more than 2 million line equivalents for data transmission. TELMEX has invested more than 27 billion dollars in the last 12 years. The company offers telecommunications services through a 74,000 kilometer fiber optic digital network. TELMEX and its subsidiaries offer a wide range of advanced telecommunications, data and video services, Internet access as well as integrated telecom solutions for corporate customers.



           Visit www.telmex.com.
                 --------------


ABOUT ALVARION
--------------
Alvarion is dedicated to delivering seamless wireless broadband networking infrastructure to carriers, ISPs and private network operators, in order to leverage their broadband opportunities into sustainable profits. Alvarion offers premier wireless broadband solutions for access in the last mile, backhauling connection to the backbone and private network connectivity. Featuring the industry's most extensive range of products and international support, Alvarion is a pioneering leader of the converged wireless broadband network.
With over 1.5 million units deployed in 120 countries worldwide, Alvarion provides secure rich-media networks for business or residential Internet access, corporate VPNs, cellular base station feeding, community interconnection, public safety connectivity and extended Hotspots. Recently incorporated InnoWave's wideband access portfolio and expertise, Alvarion provides a complete wireless solution supporting a wide range of frequency bands, customer profiles and service types.

For more information, visit Alvarion's World Wide Web site at
http://www.alvarion.com
-----------------------

           This press release may contain forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Alvarion's management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; as well as the inability to establish and maintain relationships with commerce, advertising, marketing, and technology providers and other risks detailed from time to time in filings with the Securities and Exchange Commission.

You may register to receive Alvarion's future press releases or to download a complete Digital Investor Kit(TM) including press releases, regulatory filings and corporate materials by clicking on the "Digital Investor Kit(TM)" icon at www.kcsa.com.

                                                                       EXHIBIT 2


CONTACTS:
---------

ALVARION, INC. CONTACT                     PRESS CONTACT
----------------------                     -------------
Jessica Levine Cauchi                      Dan Guitteau
760-517-3203                               Edelman
jessica.levine-cauchi@alvarion.com         214-443-7565
                                           Dan.guitteau@edelman.com

ALVARION LTD. CONTACT                      KCSA
---------------------                      ----
Dafna Gruber, CFO                          Joseph A. Mansi / Evan Smith, FA
+972 3 645 6262                            +1 212 896 1205 / +1 212 8961251
dafna.gruber@alvarion.com                  jmansi@kcsa.com .  esmith@kcsa.com

                                                           FOR IMMEDIATE RELEASE

       KENTUCKY'S LARGEST MUNICIPAL UTILITY BUILDS CARRIER-CLASS WIRELESS
       ------------------------------------------------------------------

                BROADBAND NETWORK USING ALVARION BREEZEACCESS(TM)
                -------------------------------------------------

                                   - - - - - -

      OWENSBORO MUNICIPAL SPURS ECONOMIC DEVELOPMENT BY OFFERING BROADBAND

                       FOR A THIRD LESS THAN CABLE AND DSL



           CARLSBAD, CA AND OWENSBORO, KY - MAY 27, 2003 - ALVARION, INC., a wholly owned subsidiary of Alvarion Ltd. (NASDAQ:ALVR), a leading provider of wireless broadband solutions worldwide, today announced that Owensboro Municipal Utilities (OMU) has deployed Alvarion's BreezeACCESS(TM) Point-to-Multipoint
(PMP) solution to offer broadband services in its service area. Kentucky's largest municipal utility, OMU, launched OMU Online to provide cost-effective high-speed Internet access to business and residential customers throughout Owensboro.

           In a short 6 months since launching service, OMU Online has connected more than 700 customers with broadband access. Currently, it has a backlog of several hundred connections, and expects to have a total of 1,500 customers by the end of the year.

           "We chose BreezeACCESS because we wanted to provide a cost-effective alternative to local DSL and cable operators, but with carrier-class reliability and scalability," said Phillip Coleman, OMU Online's Director of Operations. "As a public utility, OMU's driving goal is to improve the quality of life and economic environment of our community. The Alvarion solution enables us to do so while protecting our reputation as a high quality service provider."

           Alvarion's network administrative tools for remote management and quality of service (QoS) made it easy for OMU to deploy and manage the network without incurring costs attributable to hiring and training a large staff of network engineers.

                                     (more)

           "Compared to DSL or cable alternatives, OMU recognized that wireless broadband is a more reliable and cost-effective method of providing broadband access as a utility service to both residential and business customers," said Amir Rosenzweig, President of Alvarion Inc. "OMU serves as a model to other public utilities around the country that also have long-standing reputations for quality with customers and deep-rooted ties within their communities."

                                       ###

           ABOUT ALVARION
           --------------
           Alvarion is the global leader in wireless broadband, providing solutions to telecom carriers, other service providers, and private network operators with over 1.5 million units deployed in 120 countries worldwide. With the industry's greatest breadth of products, Alvarion provides flexible, scalable solutions for maximum customer profits. From Internet access and network backhaul to enterprise bridging and mobile public safety, Alvarion is the only company that delivers Complete Spectrum networks by implementing advanced technologies across a range of frequency bands. Alvarion, Inc. is a fully owned subsidiary of Alvarion Ltd. And is headquartered in Carlsbad, CA with its corporate offices in Tel Aviv, Israel.

           For more information, please visit our website at www.alvarion.com.

THIS PRESS RELEASE MAY CONTAIN FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF THE "SAFE HARBOR" PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. THESE STATEMENTS ARE BASED ON THE CURRENT EXPECTATIONS OR BELIEFS OF ALVARION'S MANAGEMENT AND ARE SUBJECT TO A NUMBER OF FACTORS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE DESCRIBED IN THE FORWARD-LOOKING STATEMENTS. THE FOLLOWING FACTORS, AMONG OTHERS, COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE DESCRIBED IN THE FORWARD-LOOKING
STATEMENTS: INABILITY TO FURTHER IDENTIFY, DEVELOP AND ACHIEVE SUCCESS FOR NEW PRODUCTS, SERVICES AND TECHNOLOGIES; INCREASED COMPETITION AND ITS EFFECT ON PRICING, SPENDING, THIRD-PARTY RELATIONSHIPS AND REVENUES; AS WELL AS THE INABILITY TO ESTABLISH AND MAINTAIN RELATIONSHIPS WITH COMMERCE, ADVERTISING, MARKETING, AND TECHNOLOGY PROVIDERS AND OTHER RISKS DETAILED FROM TIME TO TIME IN FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION.

                                                                       EXHIBIT 3

CONTACTS
--------
ALVARION
Dafna Gruber, CFO
+972 3 645 6252
dafna.gruber@alvarion.com

     or

KCSA
Joseph A. Mansi
+1 212 896 1205
jmansi@kcsa.com

                                                           FOR IMMEDIATE RELEASE


            IRISH BROADBAND LAUNCHES ALVARION FIXED WIRELESS NETWORK

                                     ------

    2.4GHz BreezeACCESS(TM) Network Provides Always-on Broadband Services For
              Residential and Corporate Customers Throughout Dublin

                                     ------

TEL-AVIV, ISRAEL AND DUBLIN, IRELAND, JUNE 2, 2003 - Alvarion Ltd. (NASDAQ:ALVR) and Irish Broadband (www.irishbroadband.ie) today announced that Irish Broadband began deployment of an advanced fixed wireless broadband network in Dublin and has begun connecting residential and corporate customers. Based on Alvarion's BreezeACCESS(TM) equipment, the network operates in the license free 2.4GHz frequency band, and provides always-on broadband services.

By using the advanced Alvarion wireless technology, Irish Broadband is able to meet the rising demand for more reliable broadband services while bypassing the need to lay new fiber, launch expensive satellites or rely on the incumbent Telco's last mile infrastructure. To date, Alvarion base stations have been established in seven locations, enabling the delivery of broadband Internet Access throughout Dublin.

Ireland's first company to offer guaranteed broadband connection speeds, Irish Broadband, is a subsidiary of NTR plc, Ireland's leading private sector developer, financier and operator of public and environmental infrastructure. In July 2002, Irish Broadband received a license to operate wireless broadband networks from Ireland's ComReg (Commission for Communications Regulation), and has since aggressively rolled out wireless leased line services at prices comparable to DSL. Now that its initial services have been successfully launched in Dublin, it is negotiating with other independent national carriers for cooperation in extending its wireless services to Cork, Limerick and other regions of Ireland, as well as to Derry in Northern Ireland.

Commenting on the news, Paul Doody, Managing Director of Irish Broadband, said, "Fixed wireless is the ultimate access method for independent network operators like us. It enables us to provide a full broadband service independently, without relying on the last mile of the incumbent operator's copper infrastructure. It is easy and quick to install and enables us to reach new subscribers fast, connecting new customers within days of an initial order. We are impressed with Alvarion's equipment, which has exceeded our expectations by all measurements, and with their unrivaled support and advice."

           Zvi Slonimsky, CEO of Alvarion, added, "Fixed wireless has come of age in both Ireland and the UK. We are seeing a growing number of networks being rolled out by new operators, together with enterprises looking for superior solutions for building-to-building connectivity. We are pleased to help Irish Broadband succeed by providing its customers with what they need - fast, reliable and inexpensive broadband connectivity."

                                      # # #


ABOUT IRISH BROADBAND
---------------------

           Ireland's first company to offer guaranteed broadband connection speeds, Irish Broadband is a subsidiary of NTR plc, Ireland's leading private sector developer, financier and operator of public and environmental infrastructure. In July 2002, Irish Broadband received a license to operate wireless broadband networks fromComReg (Commission for Communications Regulation
- previously ODTR), and has since aggressively rolled out wireless leased lines services at DSL prices. Irish Broadband is focused on providing superior customer service across the full range of broadband and ISP products.



For more information, visit Irish Broadband's World Wide Web site at www.irishbroadband.ie

ABOUT ALVARION
--------------
Alvarion is dedicated to delivering seamless wireless broadband networking infrastructure to carriers, ISPs and private network operators, in order to leverage their broadband opportunities into sustainable profits. Alvarion offers premier wireless broadband solutions for access in the last mile, backhauling connection to the backbone and private network connectivity. Featuring the industry's most extensive range of products and international support, Alvarion is a pioneering leader of the converged wireless broadband network.
With over 1.5 million units deployed in 120 countries worldwide, Alvarion provides secure rich-media networks for business or residential Internet access, corporate VPNs, cellular base station feeding, community interconnection, public safety connectivity and extended Hotspots. Recently incorporated InnoWave's wideband access portfolio and expertise, Alvarion provides a complete wireless solution supporting a wide range of frequency bands, customer profiles and service types.

For more information, visit Alvarion's World Wide Web site at
http://www.alvarion.com
-----------------------


           This press release may contain forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Alvarion's management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; as well as the inability to establish and maintain relationships with commerce, advertising, marketing, and technology providers and other risks detailed from time to time in filings with the Securities and Exchange Commission.

You may register to receive Alvarion's future press releases or to download a complete Digital Investor Kit(TM) including press releases, regulatory filings and corporate materials by clicking on the "Digital Investor Kit(TM)" icon at www.kcsa.com.

                                                                       EXHIBIT 4

CONTACTS
--------
ALVARION
Dafna Gruber, CFO
+972 3 645 6252
dafna.gruber@alvarion.com

       or

KCSA
Joseph A. Mansi / Lee Roth
+1 212 896 1205 / 212 896 1209
jmansi@kcsa.com / lroth@kcsa.com
                  --------------

                                                           FOR IMMEDIATE RELEASE



                    ALVARION TO DOUBLE SHARE BUYBACK PROGRAM
                    ----------------------------------------


TEL - AVIV, ISRAEL, JUNE 9, 2003 - ALVARION LTD. (NASDAQ: ALVR), a leading provider of Fixed Wireless solutions, announced today that its Board of Directors has authorized the expansion of its share buyback program. Expressing confidence in the Company's financial strength and significant long-term growth potential, the Board is considering the investment of an additional $10 million in the previously announced share repurchase program, and has instructed the Company to proceed with the legal processes required to approve such an expansion.

Under Israeli law, share repurchase programs require court approval. Alvarion now intends to file all required applications with the District Court in Tel Aviv.

Under its first repurchase program, the Company has to date repurchased approximately 4 million shares, at a total cost of about $8 million.

As before, purchases of shares pursuant to the new program will be made from time-to-time based on the Board's instructions, in open market or privately negotiated transactions. Such purchases will be subject, among other factors, to the price of Alvarion's shares and market conditions. All share purchases will be made in accordance with all applicable laws and regulations.

                                     # # #

ABOUT ALVARION
--------------
Alvarion is dedicated to delivering seamless wireless broadband networking infrastructure to carriers, ISPs and private network operators, in order to leverage their broadband opportunities into sustainable profits. Alvarion offers premier wireless broadband solutions for access in the last mile, backhauling connection to the backbone and private network connectivity. Featuring the industry's most extensive range of products and international support, Alvarion is a pioneering leader of the converged wireless broadband network.
With over 1.5 million units deployed in 120 countries worldwide, Alvarion provides secure rich-media networks for business or residential Internet access, corporate VPNs, cellular base station feeding, community interconnection, public safety connectivity and extended Hotspots. Recently incorporated InnoWave's wideband access portfolio and expertise, Alvarion provides a complete wireless solution supporting a wide range of frequency bands, customer profiles and service types.

For more information, visit Alvarion's World Wide Web site at
http://www.alvarion.com
-----------------------


           This press release may contain forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Alvarion's management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; as well as the inability to establish and maintain relationships with commerce, advertising, marketing, and technology providers and other risks detailed from time to time in filings with the Securities and Exchange Commission.

You may register to receive Alvarion's future press releases or to download a complete Digital Investor Kit(TM) including press releases, regulatory filings and corporate materials by clicking on the "Digital Investor Kit(TM)" icon at www.kcsa.com.
------------

                                                                       EXHIBIT 5

CONTACTS
--------
ALVARION
Dafna Gruber, CFO
+972 3 645 6252
dafna.gruber@alvarion.com

      or

KCSA
Joseph A. Mansi
+1 212 896 1205
jmansi@kcsa.com

                                                           FOR IMMEDIATE RELEASE



        NEW ZEALAND'S TELSTRACLEAR TO DEPLOY EXTENSIVE SIEMENS/ALVARION
        ---------------------------------------------------------------
                         OFDM BROADBAND WIRELESS NETWORK
                         -------------------------------

                                     ------

    Ambitious Project To Complement TelstraClear's Wireline Network, Bringing
                                  Broadband to
        SME/SOHO Customers Outside the "Fibre Ring" and in "White Spots"

                                     ------

           TEL - AVIV, ISRAEL, JUNE 11, 2003 ALVARION LTD. (NASDAQ: ALVR), SIEMENS INFORMATION AND COMMUNICATIONS NETWORKS (ICN) NEW ZEALAND, AND TELSTRACLEAR LTD. today announced that TelstraClear has chosen Siemens to deploy an advanced Fixed Wireless network to bring broadband services to business customers where wireline infrastructure needed to deploy DSL is unavailable. For their network's infrastructure, TelstraClear has chosen the feature-rich Alvarion BreezeACCESS(TM) 3.5GHz OFDM solution, which Siemens will integrate, maintain, and support for this premier carrier. TelstraClear has placed an initial purchase order with Siemens for the project's first phase to establish a Fixed Wireless network in Auckland and a number of other cities throughout New Zealand.

           TelstraClear is New Zealand's second-largest full service telecommunications service provider. A wholly owned subsidiary of Telstra, Australia's largest carrier, it was formed in December 2001 as a result of the integration of TelstraSaturn Ltd. and CLEAR Communications Ltd. In 2002, TelstraClear was awarded licenses to operate 3.5GHz-based wireless services throughout New Zealand.

Commenting on the news, Bill Clince, Head of Infrastructure Services of TelstraClear, said, "To stimulate broadband demand in New Zealand, an important part of our business strategy is to provide high-quality broadband services to business customers."

Graeme Sumner, Managing Director of Siemens New Zealand, added, "This important project proves again the value of the Siemens/Alvarion partnership, which combines Siemens' project management and integration expertise with Alvarion's cutting-edge technology. We are confident that our joint solution will satisfy TelstraClear, and are committed to fulfilling our promise of an efficient deployment and uncompromising support."


Benny Glazer, Corporate SVP Sales of Alvarion, said, "We are delighted that our flagship BreezeACCESS(TM) OFDM technology has been selected by this important carrier for an extensive deployment. This is an important milestone, which we hope will facilitate new sales opportunities with other large carriers and incumbents. The win illustrates both the power of our partnership with Siemens and the compelling business proposition of Fixed Wireless as a complementary technology. We look forward to working closely with Siemens to bring this message to other major carriers around the world."

ABOUT TELSTRACLEAR
------------------
TelstraClear is New Zealand's second largest full service communications company, providing innovative market leading products, services and customer focus to the business, government, wholesale and residential sectors.

TelstraClear offers real choice in the local and national market and seamless services to trans-Tasman customers and the rest of the world.

www.telstraclear.co.nz For more information, visit
----------------------


ABOUT SIEMENS INFORMATION AND COMMUNICATIONS NETWORKS (ICN) NEW ZEALAND
-----------------------------------------------------------------------

Siemens ICN is a leading supplier of network technology for enterprises and carriers. Its portfolio comprises Internet Protocol (IP) convergence solutions for voice and data, a comprehensive range of products and systems for broadband access, and optical transport networks. With an installed base of well over 265 million telephone lines in the carrier sector (SURPASS network solutions) and more than 80 million in the enterprise sector (HiPath product family), it is the world leader in IP convergence, and one of the world's leading providers of broadband access technologies and optical networks.

Established in New Zealand for 150 years, Siemens ICN provides has successfully delivered numerous projects to New Zealand companies. Some recent highlights include; the Telecom New Zealand Broadband network, where Siemens was selected to provide an ATM backbone network, and the Cook Strait cable project, where Siemens provided a turnkey submarine cable and associated DWDM optical network.

For more information, visit Siemens icn@siemens.co.nz


ABOUT ALVARION
--------------
Alvarion is dedicated to delivering seamless wireless broadband networking infrastructure to carriers, ISPs and private network operators, in order to leverage their broadband opportunities into sustainable profits. Alvarion offers premier wireless broadband solutions for access in the last mile, backhauling connection to the backbone and private network connectivity. Featuring the industry's most extensive range of products and international support, Alvarion is a pioneering leader of the converged wireless broadband network. With over
1.5 million units deployed in 120 countries worldwide, Alvarion provides secure rich-media networks for business or residential Internet access, corporate VPNs, cellular base station feeding, community interconnection, public safety connectivity and extended Hotspots.

Recently incorporated InnoWave's wideband access portfolio and expertise, Alvarion provides a complete wireless solution supporting a wide range of frequency bands, customer profiles and service types.

For more information, visit Alvarion's World Wide Web site at www.alvarion.com


           This press release may contain forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Alvarion's management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; as well as the inability to establish and maintain relationships with commerce, advertising, marketing, and technology providers and other risks detailed from time to time in filings with the Securities and Exchange Commission.

Information set forth in this press release pertaining to third parties has not been independently verified by Alvarion and is based solely on publicly available information or on information provided to Alvarion by such third parties for inclusion in this press release. The web-sites appearing in this press release are not and will not be included or incorporated by reference in any filing made by Alvarion with the Securities and Exchange Commission which this press release will be a part of.

You may register to receive Alvarion's future press releases or to download a complete Digital Investor Kit(TM) including press releases, regulatory filings and corporate materials by clicking on the "Digital Investor Kit(TM)" icon at www.kcsa.com.

                                                                       EXHIBIT 6

CONTACTS:
---------

ALVARION, INC. CONTACT                       PRESS CONTACT
----------------------                       -------------
Jessica Levine Cauchi                        Dan Guitteau
760-517-3203                                 Edelman
jessica.levine-cauchi@alvarion.com           214-443-7565
                                             Dan.guitteau@edelman.com

ALVARION LTD. CONTACT                        KCSA
---------------------                        ----
Dafna Gruber, CFO                            Joseph A. Mansi / Evan Smith, CFA
+972 3 645 6262                              +1 212 896 1205 / +1 212 896 1251
dafna.gruber@alvarion.com                    jmansi@kcsa.com / esmith@kcsa.com

                                                           FOR IMMEDIATE RELEASE

            ALVARION UNVEILS NEW BREEZEACCESS(TM) SYSTEM FOR 900 MHZ
            --------------------------------------------------------

                    ALLOWING CARRIERS TO REACH MORE CUSTOMERS
                    -----------------------------------------

                                   - - - - - -

         New product leverages existing BreezeACCESS 2.4 infrastructure,

    gives carriers ability to serve subscribers in foliage dense environments



           TEL-AVIV, ISRAEL - JUNE 23, 2003 - ALVARION, LTD., the leading provider of wireless broadband solutions worldwide, today announced the availability of its new BreezeACCESS 900 system, operating in the unlicensed 902-928 MHz frequency bands. Designed to offer service to areas previously blocked by heavy foliage, the BreezeACCESS 900 uses a Cell Extender (CX) architecture to leverage existing BreezeACCESS solutions in the 2.4 and 5 GHz bands. Part of Alvarion's Complete Spectrum Solution(TM), it is used to extend the reach of 2.4 and 5 GHz networks by penetrating foliage, allowing service providers to increase service revenues with little additional investment.

           Supporting data rates up to 3 Mbps, the BreezeACCESS 900 uses Hybrid Digital Modulation to achieve superior range and reliability, and offers the ability to configure the system away from sources of interference. It also features a comprehensive built-in spectrum analyzer utility for site surveys, system configuration and troubleshooting.

           The BreezeACCESS 900 is currently in pilot deployments with several service providers, including Ohio-based Wireless Connections, which has been using the system on a trial basis for two months in foliage-dense environments. "The BreezeACCESS 900 has demonstrated outstanding performance in our trials," said Mike Cowan, President of Wireless Connections. "We have found that it consistently achieves a two mile penetration through heavily treed areas, even in the presence of significant interference. With its high capacity and flexibility, as well as the ease with which we can incorporate it into our existing network, we can quickly and easily connect a multitude of customers that were once beyond our reach."

           "As part of our Complete Spectrum Solution , the BreezeACCESS 900 allows operators to capture many more customers in a market--in some cases tripling their reach--while further leveraging their investments in 2.4 GHz," said Zvi Slonimsky, CEO of Alvarion. "Alvarion's breadth of offerings place wireless broadband firmly on par with DSL and cable in terms of customer reach while offering higher subscriber speeds."



                                       ###

           ABOUT ALVARION
           --------------
           Alvarion is dedicated to delivering seamless wireless broadband networking infrastructure to carriers, ISPs and private network operators, in order to leverage their broadband opportunities into sustainable profits. Alvarion offers premier wireless broadband solutions for access in the last mile, backhauling connection to the backbone and private network connectivity. Featuring the industry's most extensive range of products and international support, Alvarion is a pioneering leader of the converged wireless broadband network.

With over 1.5 million units deployed in 120 countries worldwide, Alvarion provides secure rich-media networks for business or residential Internet access, corporate VPNs, cellular base station feeding, community interconnection, public safety connectivity and extended Hotspots.

Having recently acquired InnoWave's wideband access portfolio and expertise, Alvarion provides a complete wireless solution supporting a wide range of frequency bands, customer profiles and service types.


For more information, visit Alvarion's World Wide Web site at www.alvarion.com

           This press release may contain forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Alvarion's management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; as well as the inability to establish and maintain relationships with commerce, advertising, marketing, and technology providers and other risks detailed from time to time in filings with the Securities and Exchange Commission.

Information set forth in this press release pertaining to third parties has not been independently verified by Alvarion and is based solely on publicly available information or on information provided to Alvarion by such third parties for inclusion in this press release. The web-sites appearing in this press release are not and will not be included or incorporated by reference in any filing made by Alvarion with the Securities and Exchange Commission which this press release will be a part of.

You may register to receive Alvarion's future press releases or to download a complete Digital Investor Kit(TM) including press releases, regulatory filings and corporate materials by clicking on the "Digital Investor Kit(TM)" icon at www.kcsa.com.
------------

                                                                       EXHIBIT 7
CONTACTS
--------
ALVARION
Dafna Gruber, CFO
+972 3 645 6252
dafna.gruber@alvarion.com

INVESTOR RELATIONS             MEDIA RELATIONS
KCSA                           Edelman
Joseph A. Mansi                Dan Guitteau
+1 212 896 1205                +1 214 443 7565/+1 972 998 7480
jmansi@kcsa.com                dan.guitteau@edelman.com

                                                           FOR IMMEDIATE RELEASE



          ALVARION AND INTEL SIGN STRATEGIC AGREEMENT TO DEVELOP WIMAX-
                  CERTIFIED* BROADBAND WIRELESS ACCESS SYSTEMS

                                     ------

 Intel* 802.16a chip to fuel Alvarion's broadband last mile alternative to DSL &
                                     cable


                                     ------


      TEL - AVIV, ISRAEL, JULY 9, 2003 - ALVARION LTD. (NASDAQ: ALVR), the leading provider of wireless broadband solutions worldwide, today announced that it has signed a strategic agreement with Intel (NASDAQ: INTC) to work together to incorporate Intel's pioneering 802.16a chips into the company's coming line of next generation, interoperable Broadband Wireless Access (BWA) systems.

      Intel announced its intention to develop IEEE 802.16a-compliant silicon on July 9th. Working in close cooperation, Alvarion is now developing next generation products based on Intel's chips with the intention of being one of the first to launch a WiMAX-Certified system.

      WiMAX promotes a new standard for last-mile wireless technologies designed to provide broadband connectivity to homes, businesses and Wi-Fi "HotSpots", competing with today's wireline DSL, cable, and T1 broadband access systems. Until now, the uptake of BWA technologies has been restrained by the lack of interoperability between the equipment of the industry's many manufacturers and the availability of standards-based, volume components. Led by the initiative of leading Wi-Fi and BWA component suppliers like Intel and Alvarion, interoperable WiMAX-Certified systems built upon standards-based silicon will help broadband wireless access to achieve its full mass-market potential as a price-competitive and flexible alternative to wired broadband solutions.

       As leading proponents of WiMAX, both Intel and Alvarion have been active participants in the WiMAX Forum, a non-profit organization whose members are working to promote adoption of the IEEE 802.16a standard and to certify the interoperability of compliant equipment.

      "The broadband wireless access market segment is currently fragmented due to a large number of non-interoperable proprietary solutions being offered by small equipment manufacturers," said Jim Johnson, vice president and general manager of Intel's Wireless Networking Group. "The market dynamics are expected to significantly change with Intel entering as a volume silicon supplier of standards-based 802.16a silicon and leading companies like Alvarion producing products based on our silicon."

      "WiMAX will become the next major trend in wireless connectivity - a natural step to follow the WiFi (802.11) phenomenon -- and represents an easy and affordable way to provide broadband to homes, businesses and Hot Spots," said Zvi Slonimsky, CEO of Alvarion. "Alvarion recognizes these needs and has been a pioneer in championing the 802.16a standard for the past two years. We congratulate Intel on leading the revolution with standards-compliant silicon, which will be used as the basis of our Next Generation line of leading, WiMAX-Certified BWA products."

* Other brand and trademarks are property of their respective owners.

                                      # # #

ABOUT INTEL
-----------

Intel, the world's largest chip maker, is also a leading manufacturer of computer, networking and communications products. Additional information about Intel is available at www.intel.com/pressroom.


           ABOUT ALVARION
           --------------
Alvarion is dedicated to delivering seamless wireless broadband networking infrastructure to carriers, ISPs and private network operators, in order to leverage their broadband opportunities into sustainable profits. Alvarion offers premier wireless broadband solutions for access in the last mile, backhauling connection to the backbone and private network connectivity. Featuring the industry's most extensive range of products and international support, Alvarion is a pioneering leader of the converged wireless broadband network. With over
1.5 million units deployed in 120 countries worldwide, Alvarion provides secure rich-media networks for business or residential Internet access, corporate VPNs, cellular base station feeding, community interconnection, public safety connectivity and extended Hotspots.

Having recently acquired InnoWave's wideband access portfolio and expertise, Alvarion provides a complete wireless solution that supports a wide range of frequency bands, customer profiles and service types.

For more information, visit Alvarion's World Wide Web site at www.alvarion.com


           This press release may contain forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Alvarion's management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; as well as the inability to establish and maintain relationships with commerce, advertising, marketing, and technology providers and other risks detailed from time to time in filings with the Securities and Exchange Commission.

Information set forth in this press release pertaining to third parties has not been independently verified by Alvarion and is based solely on publicly available information or on information provided to Alvarion by such third parties for inclusion in this press release. The web-sites appearing in this press release are not and will not be included or incorporated by reference in any filing made by Alvarion with the Securities and Exchange Commission which this press release will be a part of.

You may register to receive Alvarion's future press releases or to download a complete Digital Investor Kit(TM) including press releases, regulatory filings and corporate materials by clicking on the "Digital Investor Kit(TM)" icon at www.kcsa.com.
------------

                                                                       EXHIBIT 8
Contact:
--------
ALVARION
Dafna Gruber
+972 3 645 6252
dafna.gruber@alvarion.com

   or

KCSA
Joseph A. Mansi / Evan Smith
212-896-1205 / 212-896-1251
jmansi@kcsa.com / esmith@kcsa.com


               ALVARION'S SECOND QUARTER 2003 EARNINGS RELEASE AND
                  CONFERENCE CALL SCHEDULED FOR JULY 30, 2003

TEL AVIV, Israel, July 10, 2003--Alvarion Ltd. (NASDAQ: ALVR), a leading developer and manufacturer of broadband wireless access products, announced today that it will release its second quarter 2003 results on July 30, 2003, during pre-market hours.

Following the announcement, Alvarion will host a conference call at 9:00 a.m. EDT. The Company invites you to listen to the call at the following telephone numbers (877) 691-0879 in the United States, or (973) 582-2745 Internationally. The call will also be available live on the Internet at the following sites: www.kcsa.com and www.alvarion.com.

A replay of the call will be available from 11:00 a.m. EDT on July 30, 2003 through 11:59 p.m. EDT on August 5, 2003. To access the replay, please call
(877) 519-4471 in the Unites States, or (973) 341-3080, internationally. To access the replay, users will need to enter the following code: 4049543

About Alvarion

Alvarion is dedicated to delivering seamless wireless broadband networking infrastructure to carriers, ISPs and private network operators, in order to leverage their broadband opportunities into sustainable profits.

Alvarion offers premier wireless broadband solutions for access in the last mile, backhauling connection to the backbone and private network connectivity. Featuring the industry's most extensive range of products and international support, Alvarion is a pioneering leader of the converged wireless broadband network.

With over 1.5 million units deployed in 120 countries worldwide, Alvarion provides secure rich-media networks for business or residential Internet access, corporate VPNs, cellular base station feeding, community interconnection, public safety connectivity and extended Hotspots.

Recently incorporated InnoWave's wideband access portfolio and expertise, Alvarion provides a complete wireless solution supporting a wide range of frequency bands, customer profiles and service types.

For more information, visit Alvarion's World Wide Web site at http://www.alvarion.com

           This press release may contain forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Alvarion's management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; as well as the inability to establish and maintain relationships with commerce, advertising, marketing, and technology providers and other risks detailed from time to time in filings with the Securities and Exchange Commission.

You may register to receive Alvarion's future press releases or to download a complete Digital Investor Kit(TM) including press releases, regulatory filings and corporate materials by clicking on the "Digital Investor Kit(TM)" icon at www.kcsa.com.

                                                                       EXHIBIT 9

CONTACTS
--------
ALVARION
Dafna Gruber, CFO
+972 3 645 6252
dafna.gruber@alvarion.com


                                                           FOR IMMEDIATE RELEASE



             FRANCE TELECOM TO TRIAL ALVARION WIRELESS DSL SOLUTION
             ------------------------------------------------------
                    AS PART OF NATIONAL BROADBAND INITIATIVE
                    ----------------------------------------

                                     ------

 On July 17th, France Telecom will demonstrate the potential of Wireless DSL to bring broadband services
                to areas where wireline DSL cannot be supported

                                     ------


           TEL - AVIV ISRAEL, JULY 17, 2003 - ALVARION LTD. (NASDAQ: ALVR) the leading provider of wireless broadband solutions worldwide, today announced that France Telecom (NYSE: FTE) has initiated a trial of Alvarion's Broadband Wireless DSL solution as part of its initiative to bring broadband Internet access to 95% of France's population by 2005.


France Telecom will launch the initiative by demonstrating a variety of Broadband wireless services on July 17th in Loudenvielle, a remote village in the Pyrenees. In the Loudenvielle Museum, France Telecom has deployed a cutting-edge broadband wireless network that employs VSAT technologies for backhauling applications and the Alvarion Wireless DSL solution as a last-mile broadband connectivity access solution. During the demonstration, guests will be able to access the Internet from laptops as they walk around the museum, and IP cameras will continuously broadcast video clips of the proceedings to and from other locations. France Telecom will initiate trials of a number of new wireless BWA services in September 2003.


           "Broadband demand has taken off throughout France, in remote regions as well as population centers," said Valerie Martin, Director of the France Telecom R&D Laboratory. "Cutting-edge wireless technologies, such as Alvarion's robust solutions, will make it possible for us to bring affordable Wireless DSL to new areas - areas where terrain or distance made it too expensive to deploy wireline infrastructure. This will allow us to better serve all of our customers, even those on mountaintops far from city centers."


Rudy Leser, VP Marketing of Alvarion, added, "Demand for broadband is growing dramatically all over the world. As a pioneer of the broadband revolution, France Telecom has recognized the potential of Wireless DSL to address this demand, and thereby to protect market share and increase revenues. We are delighted that France Telecom has chosen Alvarion, the leader of the Broadband Wireless industry, as its wireless technology supplier for this trial and look forward to working closely together in commercial deployment."


                                      # # #


ABOUT ALVARION
--------------
 Alvarion is dedicated to delivering seamless wireless broadband networking infrastructure to carriers, ISPs and private network operators, in order to leverage their broadband opportunities into sustainable profits. Alvarion offers premier wireless broadband solutions for access in the last mile, backhauling connection to the backbone and private network connectivity. Featuring the industry's most extensive range of products and international support, Alvarion is a pioneering leader of the converged wireless broadband network. With over
1.5 million units deployed in 120 countries worldwide, Alvarion provides secure rich-media networks for business or residential Internet access, corporate VPNs, cellular base station feeding, community interconnection, public safety connectivity and extended Hotspots.

Having recently acquired InnoWave's wideband access portfolio and expertise, Alvarion provides a complete wireless solution that supports a wide range of frequency bands, customer profiles and service types.

For more information, visit Alvarion's World Wide Web site at www.alvarion.com


           This press release may contain forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Alvarion's management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; as well as the inability to establish and maintain relationships with commerce, advertising, marketing, and technology providers and other risks detailed from time to time in filings with the Securities and Exchange Commission.

Information set forth in this press release pertaining to third parties has not been independently verified by Alvarion and is based solely on publicly available information or on information provided to Alvarion by such third parties for inclusion in this press release. The web-sites appearing in this press release are not and will not be included or incorporated by reference in any filing made by Alvarion with the Securities and Exchange Commission which this press release will be a part of.

You may register to receive Alvarion's future press releases or to download a complete Digital Investor Kit(TM) including press releases, regulatory filings and corporate materials by clicking on the "Digital Investor Kit(TM)" icon at www.kcsa.com.

                                                                      EXHIBIT 10

CONTACTS
--------
ALVARION
Dafna Gruber, CFO
+972 3 645 6252
dafna.gruber@alvarion.com

                                                           FOR IMMEDIATE RELEASE


          CHINA UNICOM TO DEPLOY ALVARION BROADBAND WIRELESS SOLUTIONS
          ------------------------------------------------------------
                             IN SEVEN CHINESE CITIES
                             -----------------------

                                     ------

               Secured Through Alvarion's Partners Datang and BISC

                                     ------

TEL - AVIV, ISRAEL, JULY 23, 2003 - ALVARION LTD. (NASDAQ:ALVR), the leading provider of wireless broadband solutions worldwide, today announced that its market-leading wireless broadband solutions have been selected by CHINA UNICOM LTD. (NYSE:CHU), a large telecom operator and the second largest cellular communications operator in China, as the basis for high-performance Broadband Wireless Access (BWA) networks to be deployed in seven Chinese cities by Alvarion's local partners Datang and BISC. China Unicom found Alvarion's WALKair(TM) 1000 Broadband Multiservice Platform to BE perfectly-suited for the demands of its UniONE broadband service since the WALKair(TM) supports TDM legacy voice, data and multimedia services includiNG videoconferencing. Due to the sheer size of the Chinese market, these installations have the potential of being one of the largest BWA deployments in the world

"China has long represented a significant potential opportunity for Alvarion. Now, as Broadband momentum within the region grows, the importance of Chinese market for Alvarion grows as well," said Zvi Slonimsky, CEO of Alvarion. "The selection of our solutions over those of our competitors is an important validation of our technology. Having won tenders with China's two largest mobile operators, we have established clear leadership in this strategic market and, through our excellent partnerships we are well-positioned to expand our presence throughout the region."

China Unicom is the second largest mobile carrier in China. Recognizing the potential to leverage its vast operations as a base for launching complementary Broadband Internet Access services, China Unicom secured licenses to operate 3.5GHz networks across the country, and initiated a vendor selection process. After extensive technical evaluations and negotiations, China Unicom selected

Alvarion-based solutions for BWA network deployments in seven different cities of Tianjin, Xining, Huhehaote, Nanning, Dalian, Changsha, and Zhengzhou.

"Like so many developing regions in the world, China lacks the wireline infrastructure needed to meet the growing demand for Broadband," continued Mr. Slonimsky. "Economical and easy to install, BWA is the ideal high-performance solution to address the needs of these regions. Deployment is particularly inexpensive for mobile carriers, who use existing cellular towers as a platform for BWA base stations. This makes it extremely cost-effective for them to launch revenue-generating Internet access services.

"We believe that BWA can become an important part of China's evolving broadband infrastructure. With the right solutions, proven partners, and established market leadership, we believe that China will become a major driver of Alvarion's future growth."

                                       ###

ABOUT CHINA UNICOM
------------------
With more than 59 million cellular subscribers as of December 31, 2002, China United Telecommunications Corporation ("China Unicom") is one of Mainland China's two leading cellular communications operators. Established in 1994, China Unicom operates GSM and CDMA networks in 21 provinces, municipalities and autonomous regions throughout China. It also operates GSM international roaming services with 118 operators in 67 countries and regions, and CDMA international roaming services with 7 operators in 7 countries and regions. In addition, China Unicom provides IP telephony and other services in all of Mainland China's 337 regions.


China Unicom's shares are listed on the New York Stock Exchange, the Stock Exchange of Hong Kong, and China's domestic stock exchange. Its major shareholder is the Unicom Group, which holds approximately 77% of the shares of the Company indirectly through subsidiaries. The remaining shares are held by the public. For more information, visit www.chinaunicom.com.hk


ABOUT BISC
----------
Beijing International Switching System Corporation Limited (BISC) is a high-tech joint venture between SIEMENS and Chinese enterprises. The company focuses on the marketing and manufacturing of EWSD switching systems, broadband access product (Xpresslink), Next Generation Network solutions (SURPASS) for convergence of voice and data services, IP Routing (Juniper) and Broadband Wireless Access (Alvarion) for the fast developing China telecommunications market. BISC had been formally recognized as one of the 500 Largest Industry Enterprises in China, Top 100 Enterprises of Electronic Industry, and Top Ten Foreign Invested Industrial Enterprises of the Beijing Municipality. FOR MORE INFORMATION VISIT WWW.BISC.COM.CN

ABOUT DATANG
------------
Established in August 1998 and traded on the Shanghai Stock Exchange, Datang Telecom Technology Co. Ltd. is the former China Academy of Telecommunications Technology, which converted to a stock company after forty-three years of operations. Datang provides different services for the largest telecommunications operators in China and is one of China's largest local telecommunications integrators and equipment suppliers. With over 4,600 employees, Datang has research centers, five subsidiary companies, four stock companies and two share companies, as well as a company that has direct ownership relations with other companies and institutions in the Ministry of Information Industry of China. FOR MORE INFORMATION VISIT WWW.CATT.AC.CN/ENGLISH/

ABOUT ALVARION
--------------
 Alvarion is dedicated to delivering seamless wireless broadband networking infrastructure to carriers, ISPs and private network operators, in order to leverage their broadband opportunities into sustainable profits. Alvarion offers premier wireless broadband solutions for access in the last mile, backhauling connection to the backbone and private network connectivity. Featuring the industry's most extensive range of products and international support, Alvarion is a pioneering leader of the converged wireless broadband network. With over
1.5 million units deployed in 120 countries worldwide, Alvarion provides secure rich-media networks for business or residential Internet access, corporate VPNs, cellular base station feeding, community interconnection, public safety connectivity and extended Hotspots.

Having recently acquired InnoWave's wideband access portfolio and expertise, Alvarion provides a complete wireless solution that supports a wide range of frequency bands, customer profiles and service types.

For more information, visit Alvarion's World Wide Web site at www.alvarion.com


           This press release may contain forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Alvarion's management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; as well as the inability to establish and maintain relationships with commerce, advertising, marketing, and technology providers and other risks detailed from time to time in filings with the Securities and Exchange Commission.

Information set forth in this press release pertaining to third parties has not been independently verified by Alvarion and is based solely on publicly available information or on information provided to Alvarion by such third parties for inclusion in this press release. The web-sites appearing in this press release are not and will not be included or incorporated by reference in any filing made by Alvarion with the Securities and Exchange Commission which this press release will be a part of.

You may register to receive Alvarion's future press releases or to download a complete Digital Investor Kit(TM) including press releases, regulatory filings and corporate materials by clicking on the "Digital Investor Kit(TM)" icon at www.kcsa.com.
------------

                                                                      EXHIBIT 11

ALVARION CONTACT                                INVESTOR RELATIONS
ALVARION                                        ALVARION
Dafna Gruber, CFO                               Carmen Deville
+972-3-645 6252;  +760-517-3187                 760-517-3188
dafna.gruber@alvarion.com                       carmen.deville@alvarion.com



                         ALVARION REPORTS RESULTS OF THE
                      SECOND QUARTER AND FIRST HALF OF 2003

                                     -------

    Revenues of $31.0 million; Company Achieves Breakeven Operating Cash Flow


TEL - AVIV, ISRAEL, JULY 30, 2003 - ALVARION LTD. (NASDAQ: ALVR), a leading provider of Wireless Broadband solutions for carriers and service providers, today announced financial results for the second quarter and six months ended June 30, 2003.

The results of the second quarter include the full-quarter contribution of Alvarion's wideband voice and data products, following the acquisition of most of the assets and liabilities of InnoWave ECI Wireless Systems Ltd. ("InnoWave"), which was completed on April 1, 2003.

FINANCIAL RESULTS

Revenues for the second quarter of 2003 were $31.0 million. This included, for the first time, revenues from sales of wideband products, which amounted to approximately $8 million during the period. Revenues for the first quarter of 2003 were $22.4 million, and revenues for the second quarter of 2002 were $22.3 million. Net loss for the second quarter of 2003 totaled $(5.9) million, or $(0.11) per share, compared with $(4.0) million, or $(0.08) per share for the first quarter of 2003, and $(5.0) million, or $(0.09) per share, for the second quarter of 2002.

The Company's results for the second quarter ended June 30, 2003 include one-time charges of $2.2 million related to the acquisition of InnoWave. Results for all periods also include expenses attributable to the amortization of current technology, which totaled $650,000 in the second quarter of 2003 and $600,000 in both the first quarter of 2003 and the second quarter of 2002. The results also include amortizations of deferred stock compensation, which totaled $140,000 in both the first and second quarter of 2003 and $147,000 in the second quarter of 2002.

Had the InnoWave acquisition charges and the amortization expenses been excluded from the Company's results of operations for all periods, the Company's non-GAAP net loss for the second quarter of 2003 would have been $(2.9) million, or $(0.06) per share, compared to a non-GAAP net loss of $(3.2) million, or $(0.06) per share for the first quarter of 2003 and a non-GAAP net loss of $(4.3) million, or $(0.08) per share for the second quarter of 2002.

COMMENTS OF MANAGEMENT

Zvi Slonimsky, CEO of Alvarion, commented, "During the second quarter, the Alvarion team delivered improved financial results. The integration of InnoWave is proceeding on schedule, and we have begun to realize the operating synergies and benefit from the business opportunities that have been made possible by the acquisition.

"Our operating cash flow this quarter was essentially breakeven, and we continue to progress toward our goal of profitability.

"We are encouraged by the growing interest in BWA as a powerful, cost-effective alternative for areas with poor existing infrastructure and/or difficult terrain, and for rapid installations. We are moving ahead on all strategic fronts, expanding our available market and strengthening our leadership position. To enhance our U.S. presence, we have introduced the BreezeACCESS(TM) VL 5GHz high-speed OFDM solution and the BreezeACCESS(TM) 900, and are pleased with the initial market reception for both. During the quarter, we received orders for Wireless DSL and backhaul systems from incumbent carriers in Mexico, China, Russia, the U.K., and New Zealand, and initiated Wireless DSL trials with carriers in several other regions. In addition, we have recently announced important wins with China Unicom to deploy high performance Broadband wireless access networks in seven cities through our local partners BISC and Datang. We have already begun to ship the first small orders that are typical of the initial phase of such a deployment."

           Mr. Slonimsky continued, "The last few months were marked by important milestones which will help transform BWA into a mass-market phenomenon. Since January, when the IEEE 802.16a standard was approved, over 25 leading communications companies have joined the non-profit WiMAX Forum to help promote and certify the compatibility and interoperability of 802.16a-standard equipment. Intel has recently announced its intention to lead the WiMAX revolution with standard-compliant silicon. We are proud that Intel, acknowledging Alvarion's leadership of the BWA industry, has chosen Alvarion as its partner to develop the first WiMAX-Certified products based on its 802.16a-standard chips.

            "We believe that WiMAX will be an important catalyst for growth of the broadband wireless access market, similar to the impact Wi-Fi had on the Wireless LAN market. Standards will free equipment makers to innovate in areas where they excel, producing enhanced price/performance gains. By being among the first to deliver low-cost WIMAX-compliant systems based on Intel's silicon, we believe we will extend our leadership of this growing industry."

GUIDANCE

The Company expects third quarter revenues to range between $30 million and $34 million. Net loss per share is expected to range between 8 cents and 6 cents per share, while non-GAAP net loss per share excluding amortizations of current technology and deferred stock compensation and additional InnoWave acquisition related expenses would range between 6 cents and 4 cents.

The Company will hold a teleconference today, July 30, 2003, at 9:00 a.m. EDT to discuss the quarter's results. To participate in the call, please dial (877) 691-0879 in the U.S., or (973) 582-2745 (internationally), approximately five minutes prior to the scheduled call start time. The call will also be available live as a Webcast on www.kcsa.com and www.alvarion.com, where it will be archived and available for replay for 30 days. A replay of the call can also be accessed via telephone from 11:00 a.m. EDT on July 30, 2003 through 11:59 p.m. on August 5, 2003 by calling (877) 519-4471 in the U.S., or (973) 341-3080 internationally, and entering the following access code: 4049543.

ABOUT ALVARION
--------------
Alvarion is dedicated to delivering seamless wireless broadband networking infrastructure to carriers, ISPs and private network operators, in order to leverage their broadband opportunities into sustainable profits. Alvarion offers premier wireless broadband solutions for access in the last mile, backhauling connection to the backbone and private network connectivity. Featuring the industry's most extensive range of products and international support, Alvarion is a pioneering leader of the converged wireless broadband network. With over
1.5 million units deployed in 120 countries worldwide, Alvarion provides secure rich-media networks for business or residential Internet access, corporate VPNs, cellular base station feeding, community interconnection, public safety connectivity and extended Hotspots.

Having recently acquired InnoWave's wideband access portfolio and expertise, Alvarion provides a complete wireless solution that supports a wide range of frequency bands, customer profiles and service types.

For more information, visit Alvarion's World Wide Web site at www.alvarion.com


           This press release may contain forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Alvarion's management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; as well as the inability to establish and maintain relationships with commerce, advertising, marketing, and technology providers and other risks detailed from time to time in filings with the Securities and Exchange Commission.

Information set forth in this press release pertaining to third parties has not been independently verified by Alvarion and is based solely on publicly available information or on information provided to Alvarion by such third parties for inclusion in this press release. The web-sites appearing in this press release are not and will not be included or incorporated by reference in any filing made by Alvarion with the Securities and Exchange Commission which this press release will be a part of.

Use of Non-GAAP Financial Information

           To supplement its consolidated financial statements presented on a GAAP basis, Alvarion may use non-GAAP measures of operating results, net income/loss and income/loss per share, which are adjusted to exclude certain costs, expenses, gains and losses that it believes are appropriate to enhance the overall understanding of its financial performance. These adjustments to Alvarion's GAAP results are made with the intent of providing both management and investors a supplemental understanding of its underlying operational results and trends. Adjusted non-GAAP results are among the primary indicators management uses as a basis for planning and forecasting Alvarion's business. The presentation of this additional information is not meant to be considered in isolation or as a substitute for Alvarion's financial results prepared in accordance with generally accepted accounting principles in the United States.


YOU MAY REGISTER TO RECEIVE ALVARION'S FUTURE PRESS RELEASES OR TO DOWNLOAD A COMPLETE DIGITAL INVESTOR KIT(TM) INCLUDING PRESS RELEASES, REGULATORY FILINGS AND CORPORATE MATERIALS BY CLICKING ON THE "DIGITAL INVESTOR KIT(TM)" ICON AT WWW.KCSA.COM.

                               (Tables to Follow)


                                                                   ALVARION LTD.
                                                  CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                                                 U.S. DOLLARS IN THOUSANDS (EXCEPT PER SHARE DATA)

                                                 SIX              SIX              THREE          THREE            THREE
                                             MONTHS ENDED     MONTHS ENDED       MONTHS ENDED   MONTHS ENDED     MONTHS ENDED
                                               JUNE 30,          JUNE 30,         JUNE 30,        JUNE 30,        MARCH 31,
                                          ------------------  ----------------- --------------- --------------  ---------------
                                                2003                2002              2003           2002             2003
                                          ------------------  ----------------- --------------- --------------  ---------------

SALES                                     $          53,421   $         44,980  $       31,008   $     22,296   $       22,413

COST OF SALES                                        32,166             28,464          18,583         13,969           13,583

                                          ------------------  ----------------- --------------- --------------  ---------------
GROSS PROFIT                                         21,255             16,516          12,425          8,327            8,830
                                          ------------------  ----------------- --------------- --------------  ---------------

OPERATING EXPENSES:
Research and development, net                        11,284             12,897           6,195          6,173            5,089
Selling and marketing                                15,308             13,367           8,623          6,674            6,685
General and administrative                            2,854              3,070           1,499          1,522            1,355
Amortization of current technology                    1,250              1,200             650            600              600
Amortization of deferred stock
compensation                                            280                299             140            147              140
Acquisition related expenses                          2,201                  -            2,201             -                -

                                          ------------------  ----------------- --------------- --------------  ---------------
TOTAL OPERATING EXPENSES                             33,177             30,833          19,308         15,116           13,869

                                          ------------------  ----------------- --------------- --------------  ---------------
OPERATING LOSS                                      (11,922)           (14,317)         (6,883)        (6,789)          (5,039)

FINANCIAL INCOME, NET                                 2,092              3,786           1,021          1,765            1,071
                                          ------------------  ----------------- --------------- --------------  ---------------

NET LOSS                                  $          (9,830)  $        (10,531) $       (5,862) $      (5,024)  $       (3,968)
                                          ------------------  ----------------- --------------- --------------  ---------------

BASIC AND DILUTED LOSS PER SHARE          $           (0.19)  $          (0.19) $        (0.11) $       (0.09)  $        (0.08)
                                          ==================  ================= =============== ==============  ===============

Weighted average number of shares used
in computing basic and diluted loss
per share                                            51,508             54,511          51,487         54,419           51,529
                                          ==================  ================= =============== ==============  ===============




                                                                ALVARION LTD.
                                                    RECONCILIATION TO NON-US GAAP NET LOSS
                                              U.S. DOLLARS IN THOUSANDS (EXCEPT PER SHARE DATA)

                                               SIX             SIX             THREE           THREE           THREE
                                            MONTHS ENDED   MONTHS ENDED     MONTHS ENDED    MONTHS ENDED   MONTHS ENDED
                                              JUNE 30,        JUNE 30,        JUNE 30,        JUNE 30,        MARCH 31,
                                          --------------- ---------------  --------------- --------------- --------------
                                             2003            2002             2003            2002            2003
                                          --------------- ---------------  --------------- --------------- --------------

NET LOSS ACCORDING TO US GAAP             $       (9,830)  $     (10,531)  $       (5,862)  $      (5,024)  $     (3,968)

Amortization of current technology                 1,250           1,200              650             600            600

Amortization of deferred stock
compensation                                         280             299              140             147            140

Acquisition related expenses                       2,201          -                 2,201         -               -
                                          --------------- ---------------  --------------- --------------- --------------

NET LOSS, EXCLUDING AMORTIZATION OF
CURRENT TECHNOLOGY AND DEFERRED STOCK
COMPENSATION AND ACQUISITION RELATED
EXPENSES                                  $       (6,099) $      (9,032)   $       (2,871) $       (4,277) $      (3,228)
                                          =============== ===============  =============== =============== ==============

BASIC AND DILUTED LOSS PER SHARE,
EXCLUDING AMORTIZATION OF CURRENT
TECHNOLOGY AND DEFERRED STOCK
COMPENSATION AND ACQUISITION RELATED
EXPENSES                                  $        (0.12) $       (0.17)   $       (0.06)  $        (0.08) $       (0.06)
                                          =============== ===============  =============== =============== ==============

Weighted average number of shares used
in computing basic and diluted loss
per share                                         51,508          54,511           51,487          54,419         51,529
                                          =============== ===============  =============== =============== ==============


                                                                ALVARION LTD.
                                                    CONDENSED CONSOLIDATED BALANCE SHEETS
                                                          U.S. DOLLARS IN THOUSANDS

                                                                                          JUNE 30,           DECEMBER 31,
                                                                                            2003              2002
                                                                                     ----------------  ----------------
              ASSETS
    Cash, cash equivalents, short-term and long-term investments                     $       148,559   $       162,663
    Trade receivables                                                                         20,422            11,750
    Other accounts receivable                                                                  7,315             4,872
    Inventories                                                                               29,643            27,502
    Severance pay fund                                                                         4,764             3,732
    Long-term receivables                                                                      1,439               -

    PROPERTY AND EQUIPMENT, NET                                                               12,361            11,116

    GOODWILL AND OTHER INTANGIBLE ASSETS                                                      51,760            50,440
                                                                                     ----------------  ----------------

    TOTAL ASSETS                                                                     $        276,263  $       272,075
                                                                                     ================  ================




              LIABILITIES AND SHAREHOLDERS' EQUITY

    CURRENT LIABILITIES

    Trade payables                                                                   $        17,307   $        15,847
    Other accounts payable and accrued expenses                                               28,362            17,595
                                                                                     ----------------  ----------------

    Total current liabilities                                                                 45,669            33,442
    -----

    LONG TERM LIABILITIES                                                                      5,186             5,357

    ACCRUED SEVERANCE PAY                                                                      6,847             5,446
                                                                                     ----------------  ----------------

    TOTAL LIABILITIES                                                                         57,702            44,245
    -----

    SHAREHOLDERS' EQUITY                                                                     218,561           227,830
                                                                                     ----------------  ----------------

    TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                       $      276,263    $       272,075
                                                                                     ================  ================


                                   SIGNATURES

           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                      ALVARION LTD.



Date: August 4, 2003                  By: /s/  Dafna Gruber
                                          --------------------------------------
                                          Name:  Dafna Gruber
                                          Title: Chief Financial Officer